                                   UNITED STATES
                        SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C. 20549

                                   SCHEDULE 13D

                   Under the Securities and Exchange Act of 1934
                                 (Amendment No.2)*

                        American Industrial Properties REIT
-------------------------------------------------------------------------------
                                 (Name of Issuer)

                           Shares of Beneficial Interest
-------------------------------------------------------------------------------
                          (Title of Class of Securities)

                                    026791-10-3
-------------------------------------------------------------------------------
                                  (CUSIP Number)

                     Marc C. Krantz, Kohrman Jackson & Krantz,
             1375 East 9th Street, Cleveland, Ohio 44114, 216-736-7204
-------------------------------------------------------------------------------
             (Name, Address and Telephone Number of Person Authorized
                      to Receive Notices and Communications)

                                 October 10, 1995
-------------------------------------------------------------------------------
              (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 026791-10-3

     Pursuant to Rule 13d-1(f)(1), this Amendment No. 2 to Schedule 13D Statement is filed jointly on behalf of Black Bear Realty, Ltd., an Ohio limited liability company (the "Fund"), Christopher L. Jarratt of Nashville, Tennessee (the Fund and Mr. Jarratt are sometimes referred to as the "Purchasers"), and Jarratt Associates, Inc., a Tennessee corporation ("Jarratt Associates").

Item 4.   Purpose of Transaction.

     Item 4(a) is amended and supplemented by the following:

     Richard M. Osborne, the sole managing member of the Fund, proposed to American Industrial Properties REIT, a Texas equity real estate investment trust ("American Industrial"), that the Purchasers be permitted to purchase up to 30% of the outstanding shares of beneficial interest, $0.10 par value per share (the "Shares"). The purchases would take place in open market or privately-negotiated transactions. As previously reported, the bylaws of American Industrial (most-recently amended as the Fourth Amended and Restated Bylaws dated as of September 29, 1995) purport to prohibit any person from acquiring more than 9.8% of the aggregate value of all outstanding Shares. The Purchasers requested that the Board of Trust Managers of American Industrial exercise its discretionary authority to exempt the Purchasers from the 9.8% limit in the Bylaws. The Board rejected Mr. Osborne s request. The Purchasers may consider, but have no present plans or proposals for, challenging the legality of the imposition of the 9.8% limit.

     Item 4(d) is amended and supplemented by the following:

     Mr. Osborne requested that American Industrial nominate him for election to the Board of Trust Managers of American Industrial. The Board rejected Mr. Osborne s request.

     Item 4(j) is amended and supplemented by the following:

     The Purchasers have received the previously requested American Industrial shareholders list.

Item 5.   Interest in Securities of the Issuer.

     Item 5(c) is amended and supplemented by the following:

CUSIP No. 026791-10-3

     The acquisition of 15,000 Shares by the Fund on September 1, 1995 was inadvertently reported in both the Schedule 13D Statement filed by the Purchasers, Mr. Jarratt and Jarratt Associates on September 1, 1995 and Amendment No. 1 to the Schedule 13D Statement filed by the Purchasers, Mr. Jarratt and Jarratt Associates on September 20, 1995. There was only one acquisition of 15,000 Shares by the Fund on September 1, 1995.

Item 7.   Material to be Filed as Exhibits.

     Exhibit 7.5    --   Joint Filing Agreement

CUSIP No. 026791-10-3

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: October 11, 1995                 BLACK BEAR REALTY, LTD.



                                     /s/ Richard M. Osborne
                                   -----------------------------------
                                   Richard M. Osborne, Managing Member




     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.






Dated: October 11, 1995                   /s/ Christopher L. Jarratt
                                        ----------------------------
                                             Christopher L. Jarratt


                                        JARRATT ASSOCIATES, INC.


                                        /s/ Christopher L. Jarratt
                                        ---------------------------------
                                        Christopher L. Jarratt, President

                                   Exhibit Index

     Exhibit 7.5    --   Joint Filing Agreement